Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2025, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 18, 2025 (the “Annual Report”), including the consolidated annual financial statements as of December 31, 2024 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.“Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Cellebrite” as used herein refer to Cellebrite DI Ltd., a company organized under the laws of the State of Israel.

Forward-Looking Statements

This operating and financial review and prospects includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information for fiscal year 2025 such as revenue, ARR, adjusted EBITDA and earnings. Such forward-looking statements also include statements related to the performance, strategies, prospects, and other aspects of Cellebrite’s business and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances, evolving industry standards and to successfully launch new solutions and add-ons that meet or exceed customer needs; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions which may achieve suboptimal results or be perceived as incompatible with human rights; failure to manage its growth effectively; Cellebrite’s ability to execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence in Cellebrite’s Digital Investigation Platform; the risk of requiring additional capital to support the growth of its business and that financing sources may be unavailable to Cellebrite on reasonable terms or at all; risks associated with Cellebrite’s reliance on third-party suppliers for certain materials and with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject, including with respect to applicable classification and confidentiality restrictions, AI and data privacy regulations; risks associated with Cellebrite’s operations in Israel, including the ongoing Israeli conflicts with Hamas, Iran and other parties in the Middle East and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s most recent annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Key Components of Results of Operations

Revenue

Revenue consists of subscription, other non-recurring, and professional services.

●	Subscription. Subscription revenue include SaaS and on-premise subscription revenue, as well as maintenance and support services associated with on-premise subscriptions and other non-recurring arrangements. Subscription revenue is composed of subscription services and term-license revenue. Subscription services revenue is the revenue that is recognized over the life of the subscription and term-license revenue is the revenue that is immediately recognized upon the sale of an on-premise subscription license. In connection with our term-based agreements, SaaS subscription and other non-recurring arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customer support.

●	Other non-recurring. Other Non-Recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in connection with new software license, perpetual license and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.

●	Professional Services. Professional Services revenue consists of revenue related to: (i) certified training sessions by cellebrite trainings; (ii) our advanced services; (iii) certain implementation services in connection with our software licenses; (iv) on premise contracted customer success and technical support; and (v) specific on-site services contracted by the Company with customers and delivered by Cellebrite personnel to support the ongoing operation of our solutions in collaboration with the customer. The revenue of professional services is recognized upon the delivery of our services.

Cost of Revenue

Cost of revenue consists of cost of subscription, cost of other non-recurring, and cost of professional services.

●	Cost of Subscription. Cost of subscription revenue includes all direct costs to deliver and support subscription services, including salaries and related employees’ expenses, and allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, and IT related expenses. We recognize these costs and expenses upon occurrence.

●	Cost of other non-recurring. Cost of other non-recurring revenue includes all direct costs to deliver other non-recurring revenue, including hardware (“HW”) costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence, while HW components are recognized upon delivery.

●	Cost of Professional Services. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to professional services such as services materials, and allocated overhead such as depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, hosting, salaries, other related costs to our employees and subcontractors and overhead. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

Operating Expenses

Operating expenses consists of research and development, sales and marketing and general and administrative. The most significant components of our operating expenses are personnel costs, which is included in each component of operating expenses and consists of salaries, benefits, bonuses, share-based compensation and, with regards to sales and marketing expenses, sales commissions.

●	Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost, consultation services and depreciation of equipment. Our costs of research and development also include facility-related expenses, recruitment and training, IT infrastructure, information system licenses, hosting, support and others that contribute to the research and development operations. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions.

●	Sales and marketing. Sales and marketing expenses primarily consist of the cost of salaries and related costs for employees, marketing activities, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.

●	General and administrative. General and administrative expenses primarily consist of the cost of salaries and related costs for employees, insurance, consultants and facility-related costs for our corporate management, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our expenses due to growing our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Financial Income (Expense), Net

Financial income (expense), net consists primarily of remeasurement of derivative warrant liability, restricted sponsor shares liability and price adjustment shares liability, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

Tax Expense

Tax expense (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflects management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues.

	Six months ended June 30,
	2025	2024
	($ in thousands)
Revenue:
Subscription services	$157,502	$127,841
Term-license	41,288	36,749
Total subscription	198,790	164,590
Other non-recurring	7,703	7,054
Professional services	14,332	13,652
Total Revenue	220,825	185,296
Cost of revenue:
Cost of subscription services	16,954	12,197
Cost of other non-recurring	6,499	7,920
Cost of professional services	11,714	9,408
Total cost of revenue	35,167	29,525
Gross profit	185,658	155,771
Operating expenses:
Research and development	55,888	46,890
Sales and marketing	77,453	64,379
General and administrative	25,632	22,768
Total operating expenses	158,973	134,037
Operating income	26,685	21,734
Financial income (expense), net	13,434	(113,078)
Income (loss) before tax	40,119	(91,344)
Tax expense	3,243	3,839
Net income (loss)	$36,876	$(95,183)

Revenue

	Six months ended June 30,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Subscription services	$157,502	$127,841	$29,661	23%
Term-license	41,288	36,749	4,539	12%
Total subscription	198,790	164,590	34,200	21%
Other non-recurring	7,703	7,054	649	9%
Professional services	14,332	13,652	680	5%
Total Revenue	$220,825	$185,296	$35,529	19%

Subscription

Subscription revenue is composed of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise subscription license. Subscription revenue increased by $34.2 million, or 20.8% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024, primarily due to the ongoing adoption of solutions within our Inseyets suite of digital forensics offerings and, to a lesser extent, adoption of solutions within the Pathfinder and Guardian product families.

Other non-recurring

Other non-recurring revenue increased by $0.6 million, or 9.2% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024, primarily due to the increase in sale of hardware components sold in connection with the sale of new term licenses of our Inseyets suite of digital forensics offerings and the Pathfinder on-premise solutions.

Professional Services

Professional services revenue increased by $0.7 million, or 5.0% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024, primarily due to an increase in professional services associated with the former CyTech business that was acquired in July 2024.

Cost of Revenue

	Six months ended June 30,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Cost of subscription services	$16,954	$12,197	$4,757	39%
Cost of other non-recurring	6,499	7,920	(1,421)	(18)%
Cost of professional services	11,714	9,408	2,306	25%
Cost of Revenue	$35,167	$29,525	$5,642	19%

Cost of Subscription

Cost of subscription services increased by $4.8 million, or 39.0% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. This increase is primarily due to hosting expenses, customer success, customer support expenses and increase in third party expenses.

Cost of Other non-recurring

Cost of other non-recurring revenue decreased by $1.4 million, or 18% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. This decrease is primarily due to optimizing hardware costs and the higher costs associated with upgrading hardware during the first six months of 2024.

Cost of Professional Services

Cost of professional services revenue increased by $2.3 million, or 24.5% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. This increase is primarily due to higher training expenses associated with an increase in training classes and an increase in advisory services.

Gross Profit and Gross Profit Margin

	Six months ended June 30,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$140,548	$115,644	$24,904	22%
Term-license	41,288	36,749	4,539	12%
Total subscription	181,836	152,393	29,443	19%
Other non-recurring	1,204	(866)	2,070	239%
Professional services	2,618	4,244	(1,626)	(38)%
Total gross profit	$185,658	$155,771	$29,887	19%

Gross Profit Margins:
Subscription services	89%	90%
Term-license	100%	100%
Total subscription	91%	93%
Other non-recurring	16%	(12)%
Professional services	18%	31%
Total gross margin	84%	84%

Subscription

Subscription gross profit increased by $29.4 million, or 19%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. Subscription gross profit margin decreased from 93% to 91%, for the six months ended June 30, 2025 compared with the six months ended June 30, 2024, mainly as a result of an increase in hosting, customer success and customer support expenses.

Other non-recurring

Other non-recurring gross profit increased by $2.1 million, or 239%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. Other non-recurring gross profit margin increased from (12%) to 16%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024, mainly as a result of optimizing hardware costs and the higher costs associated with upgrading hardware during the first six months of 2024.

Professional Services

Professional services gross profit decreased by $1.6 million, or 38% for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. Services gross profit margin decreased from 31% to 18%, for the six months ended June 30, 2025 compared with the six months ended June 30, 2024, mainly as a result of increase in training and services expenses.

Operating Expenses

	Six months ended June 30,		Change
	2025	2024	Amount	Percent
	($ in thousands)
Operating expenses
Research and development	$55,888	$46,890	$8,998	19%
Sales and marketing	77,453	64,379	13,074	20%
General and administrative	25,632	22,768	2,864	13%
Total operating expenses	$158,973	$134,037	$24,936	19%

Research and development

Research and development expenses increased by $9.0 million, or 19%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. This increase is mainly attributable to increased salary and related costs for employees and subcontractors of $7.6 million and higher hosting services of $0.7 million.

Sales and marketing

Sales and marketing expenses increased by $13.1 million, or 20%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. The increase is mainly attributable to increase of salaries and related costs for employees of $8.5 million, an increase in marketing activities of $1.9 million primarily attributable to the Company’s first user conference and higher consulting costs for enhancing various go-to-market processes of $1 million.

General and administrative

General and administrative expenses increased by $2.9 million, or 13%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. The increase is mainly attributable to acquisition-related costs of $2.1 million.

Finance Income (Expense), net

Finance income (expense), net increased by $126.5 million, or 112%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024. The increase is mainly attributable to remeasurement to fair value of Restricted Sponsor Shares liability, Price Adjustment Shares liability and Derivative warrant liability during 2024.

Taxes Expense

Taxes expense decreased by $0.6 million, or 16%, for the six months ended June 30, 2025, compared with the six months ended June 30, 2024, primarily due to routine business activity and timing differences in tax accruals.

Liquidity and Capital Resources

Our cash, cash equivalents, short-term deposits and marketable securities were $557.8 million as of June 30, 2025, compared with $483.8 million as of December 31, 2024.

We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the six months ended June 30, 2025 and 2024, our capital expenditures amounted to $5.9 million and $4.5 million, respectively, primarily consisting of expenditures related to property and equipment and software and intangible assets, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.

We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our organic operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new customer base, the timing of introductions of new software products and enhancements to existing software products, and the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions. We may be required to seek additional equity or debt financing in the future. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Credit Facilities

We do not have any credit facilities.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Six months ended June 30,
	2025	2024
	($ in thousands)
Net cash provided by operating activities	$53,461	$24,554
Net cash used in investing activities	$(85,927)	$(114,859)
Net cash provided by financing activities	$17,446	$8,393

Operating Activities

For the six months ended June 30, 2025, cash provided by operating activities was $53.5 million, mainly as a result of higher share-based compensation of $17.6 million, an increase in deferred revenue of $3.3 million and an increase in trade receivables of $9.2 million, as a result of increased sales to customers.

For the six months ended June 30, 2024, cash provided by operating activities was $24.6 million, mainly as a result of an increase in the Company’s non-GAAP operating income.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2025 was $85.9 million, mainly as a result of investment in marketable securities, net of $92.3 million, purchase of property and equipment of $5.9 million, offset by investment and maturities of short-term deposits, net of $12.4 million.

Cash used in investing activities for the six months ended June 30, 2024 was $114.9 million, primarily as a result of investment and maturities in short-term deposits, net of $46.5 million, offset by investment and maturities in marketable securities, net of $63.8 million.

Financing Activities

Cash provided by financing activities in the six months ended June 30, 2025 was $17.4 million, as a result of proceeds from exercise of share options to shares of $15.1 million and proceeds from Employee Share Purchase Plan, net of $2.3 million.

Cash provided by financing activities in the six months ended June 30, 2024 was $8.4 million, mainly as a result of proceeds from exercise of share options to shares of $6.9 million and proceeds from Employee Share Purchase Plan, net of $1.5 million.